UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 12, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marchex, Inc.
File No. 0-50658 - CF#21710

Marchex, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to the Form 10-K filed on March 11, 2008.

Based on representations by Marchex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25   until March 10, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel